UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                      FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-28814

(Check one): [   ] Form 10-K   [   ] Form 20-F  [   ] Form 11-K
             [ X ] Form 10-Q   [   ] Form N-SAR

For the Period Ended:  September 30, 1998
[    ] Transition Report on Form 10-K
[    ] Transition Report on Form 20-F
[    ] Transition Report on Form 11-K
[    ] Transition Report on Form 10-Q
[    ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                               -1-

PART I REGISTRANT INFORMATION

Cotton Valley Resources Corporation
Full Name of Registrant

N/A
Former Name if Applicable

6510 Abrams Road, Suite 300
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75231
City, State and Zip Code



PART II  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the following should be completed.  (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar
[ X ] day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant encountered unexpected delays in the review process necessary to enable it to present the financial information required and cannot complete such review by the due date for the Form 10-K without unreasonable effort or expense.

(Attach Extra Sheets if Needed)
SEC 1344 (6/93)

                              -2-


PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Eugene A. Soltero             (214)         221-6500
(Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months
(or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).


                    [ X ] Yes        [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                   [   ] Yes         [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cotton Valley Resources Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 16, 1998        By:  /s/ Eugene A. Soltero
                                Eugene A. Soltero
                                Chief Executive Officer